Exhibit 97.1
SILVACO GROUP, INC.
POLICY FOR RECOVERY OF ERRONEOUSLY AWARDED INCENTIVE COMPENSATION

(As adopted by the Board of Directors effective as of May 2024)
1.     INTRODUCTION
Silvaco Group, Inc. (the “Company”) is adopting this policy (this “Policy”) to provide for the Company’s recovery of certain Incentive Compensation (as defined below) erroneously awarded to Affected Officers (as defined below) under certain circumstances.
This Policy is administered by the Compensation Committee (the “Committee”) of the Company’s Board of Directors (the “Board”). The Committee shall have full and final authority to make any and all determinations required or permitted under this Policy. However, an Affected Officer may request a review of the Committee's determination. This review will be carried out by an independent subcommittee formed from members of the Board, who were not part of the original determination, to ensure a fair and impartial process (the “Review Process”). Upon completion of the Review Process, the determination as confirmed or amended by the independent subcommittee of the Board shall be final, conclusive and binding on all parties. The Board may amend or terminate this Policy at any time, in accordance with applicable laws.
This Policy is intended to comply with Section 10D of the Securities and Exchange Act of 1934, as amended (the “Exchange Act”), Rule 10D-1 thereunder and the applicable rules of any national securities exchange on which the Company’s securities are listed (the “Exchange”) and will be interpreted and administered consistent with that intent.
2.     EFFECTIVE DATE
This Policy shall apply to all Incentive Compensation paid or awarded on or after the date of adoption of this Policy, and to the extent permitted or required by applicable law.
3.     DEFINITIONS
For purposes of this Policy, the following terms shall have the meanings set forth below:
“Affected Officer” means any current or former “officer” as defined in Exchange Act Rule 16a-1, and any other senior executives as determined by the Committee.
“Erroneously Awarded Compensation” means the amount of Incentive Compensation received that exceeds the amount of Incentive Compensation that otherwise would have been received had it been determined based on the Restatement, computed without regard to any taxes paid. In the case of Incentive Compensation based on stock price or total shareholder return, where the amount of Erroneously Awarded Compensation is not subject to mathematical recalculation directly from the information in the Restatement, the Committee shall engage an independent financial expert to provide a reasonable estimate of the effect of the Restatement on the stock price or total shareholder return for which the Incentive Compensation was based, which the Committee will use to determine the amount of recovery. The Committee may determine the form and amount of Erroneously Awarded Compensation based on a thorough evaluation by its members and/or third-party advisors. However, such determinations are subject to review upon request by the Affected Officer as outlined in the Review Process provisions of this Policy.

If requested by an Affected Officer, the Committee shall provide its calculations and assumptions made in determination of Erroneously Awarded Compensation to an Affected Officer promptly after request. This disclosure will include, but is not limited to, the methodologies used, any Financial Reporting Measures and performance targets, and how such figures were affected by the Restatement. The Affected Officer shall be afforded a reasonable period to review and, if necessary, request a review of the Committee’s decision as outlined in the Review Process before any recovery action is initiated. The Company and each Affected Officer shall engage in good faith discussions with the other party to resolve any disputes over the calculation before engaging in the Review Process.
“Financial Reporting Measure” means any measure that is determined and presented in accordance with the accounting principles used in preparing the Company’s financial statements, and any measures that are derived wholly or in part from such measures, whether or not such measure is presented within the financial statements or included in a filing with the Securities and Exchange Commission. Stock price and total shareholder return are Financial Reporting Measures.
“Incentive Compensation” means any compensation that is granted, earned or vested based in whole or in part on the attainment of a Financial Reporting Measure. For purposes of clarity, base salaries, bonuses or equity awards paid solely upon satisfying one or more subjective standards, strategic or operational measures, or continued employment are not considered Incentive Compensation, unless such awards were granted, paid or vested based in part on a Financial Reporting Measure.
“Restatement” means an accounting restatement due to the material noncompliance of the Company with any financial reporting requirement under the securities laws, including any required accounting restatement to correct an error in previously issued financial statements that is material to the previously issued financial statements (i.e., a “Big R” restatement), or that would result in a material misstatement if the error was corrected in the current period or left uncorrected in the current period (i.e., a “little r” restatement).
4.    RECOVERY
If the Company is required to prepare a Restatement, the Company shall seek to recover and claw back from any Affected Officer reasonably promptly the Erroneously Awarded Compensation that is received by the Affected Officer:
(i)after the person begins service as an Affected Officer;
(ii)who serves as an Affected Officer at any time during the performance period for that Incentive Compensation;
(iii)while the Company has a class of securities listed on the Exchange; and
(iv)during the three completed fiscal years immediately preceding the date on which the Company was required to prepare the Restatement (including any transition period within or immediately following those years that results from a change in the Company’s fiscal year, provided that a transition period of nine to 12 months will be deemed to be a completed fiscal year).
For purposes of this Policy:

•Erroneously Awarded Compensation is deemed to be received in the Company’s fiscal year during which the Financial Reporting Measure specified in the Incentive Compensation is attained, even if the payment or grant of the Incentive Compensation occurs after the end of that period; and
•the date the Company is required to prepare a Restatement is the earlier of (x) the date the Board, the Committee or any officer of the Company authorized to take such action concludes, or reasonably should have concluded, that the Company is required to prepare the Restatement, or (y) the date a court, regulator, or other legally authorized body directs the Company to prepare the Restatement.
For purposes of clarity, in no event shall the Company be required to award any Affected Officers an additional payment or other compensation if the Restatement would have resulted in the grant, payment or vesting of Incentive Compensation that is greater than the Incentive Compensation actually received by the Affected Officer. The recovery of Erroneously Awarded Compensation is not dependent on if or when the Restatement is filed.
Notwithstanding any other provision in this Policy, the Company must initiate any recovery action pursuant to Section 4 within two years from the date on which the Company is required to prepare a Restatement, as defined in Section 3. This limitation period is intended to provide certainty to Affected Officers and to ensure that the Company acts diligently and promptly in enforcing its recovery rights. The two-year period shall commence from the earliest event specified under Section 3 that triggers the need for a Restatement. If the Company fails to initiate a recovery action within this period, it shall be deemed to have waived its right to recover the Erroneously Awarded Compensation related to that particular Restatement.
5.    SOURCES OF RECOUPMENT
To the extent permitted by applicable law, the Committee may, in its discretion, seek recoupment from the Affected Officer(s) through any means it determines, which may include any of the following sources: (i) prior Incentive Compensation payments; (ii) future payments of Incentive Compensation; (iii) cancellation of outstanding Incentive Compensation; (iv) direct repayment; and (v) non-Incentive Compensation or securities held by the Affected Officer. To the extent permitted by applicable law, the Company may offset such amount against any compensation or other amounts owed by the Company to the Affected Officer. Recoupment shall only extend to the Affected Officer's vested interests in retirement accounts, pension funds, or deferred compensation under tax-qualified plans after the Company makes a reasonable attempt to recoup the Erroneously Awarded Compensation pursuant to subjections (i) through (v) above in this section..
6.    LIMITED EXCEPTIONS TO RECOVERY
Notwithstanding the foregoing, the Committee, in its discretion, may choose to forgo recovery of Erroneously Awarded Compensation under the following circumstances, provided that the Committee (or a majority of the independent members of the Board) has made a determination that recovery would be impracticable because:
(i)    The direct expense paid to a third party to assist in enforcing this Policy would exceed the recoverable amounts; provided that the Company has made a reasonable attempt to recover such Erroneously Awarded Compensation, has documented such attempt and has (to the extent required) provided that documentation to the Exchange;

(ii)    Recovery would violate home country law where the law was adopted prior to November 28, 2022, and the Company provides an opinion of home country counsel to that effect to the Exchange that is acceptable to the Exchange; or
(iii)    Recovery would likely cause an otherwise tax-qualified retirement plan to fail to meet the requirements of the Internal Revenue Code of 1986, as amended.
7.    NO INDEMNIFICATION OR INSURANCE
The Company will not indemnify, insure or otherwise reimburse any Affected Officer against the recovery of Erroneously Awarded Compensation.
8.    NO IMPAIRMENT OF OTHER REMEDIES
This Policy does not preclude the Company from taking any other action to enforce an Affected Officer’s obligations to the Company, including termination of employment, institution of civil proceedings, or reporting of any misconduct to appropriate government authorities. This Policy is in addition to the requirements of Section 304 of the Sarbanes-Oxley Act of 2002 that are applicable to the Company’s Chief Executive Officer and Chief Financial Officer.

4